

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2014

Via Email
Ka Wai Andy Yeung
Chief Financial Officer
Cheetah Mobile Inc.
12/F, Fosun International Center Tower
No. 237 Chaoyang North Road
Chaoyang District, Beijing 100022
People's Republic of China

Re: **Cheetah Mobile Inc. (formerly known as Kingsoft Internet Software Holdings Limited)**
Registration Statement on Form F-1
Filed April 2, 2014
File No. 333-194996

Dear Mr. Yeung:

      We have reviewed your draft registration statement and response letter and have the following comment. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 1, 2014.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Share-based Compensation, page 94

1.   We note your response to prior comment 2. Please provide us with a more detailed response as to how your financial forecasts increased so significantly between January 2014 and March 2014. In this regard, please provide us with comparative information for the significant assumptions used in your financial forecast for the January versus the March valuation. Also, your response appears to indicate that the increase in mobile

monthly active users was a significant factor considered. However, we note that mobile revenues were only 12% of revenue in the quarter ended December 2013 slightly up from 8% of revenue for the quarter ended September 2013. We also note that the increase in mobile monthly active users has been generally consistent in the last few quarters with increases ranging from 35 million to 45 million per quarter and the most significant increase between the quarter ended September 2013 and December 2013. Please tell us how the increase in mobile active users contributed to the increase in financial forecast.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP